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Paul D. Zier		Facsimile:
To Call Writer Directly:	312 861-2000	312 846-9057
312 861-2180
pzier@kirkland.com	www.kirkland.com
October 17, 2007
VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY
Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maxcom Telecommunications, Inc.
Registration Statement on Form F-1/A
File Number 333-144771
Filed on October 2, 2007

Registration Statement on Form F-4
File No. 333-145800
Filed on August 30, 2007
Dear Ms. Anderson:
     Maxcom Telecomunicaciones, S.A. de C.V., a variable capital corporation (sociedad anónima de capital variable), organized under the laws of Mexico (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Registration Statement on Form F-1 (the “Amendment”).
     On behalf of the Company, we are writing to respond to the comments raised by the Commission’s staff (the “Staff”) in its letter to the Company dated October 15, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form F-1/A filed on October 2, 2007. References to page numbers in our responses are to page numbers of the marked version of the Amendment enclosed herewith. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.
London          Los Angeles          Munich          New York          San Francisco          Washington, D.C.

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 17, 2007

General
1.	We have reviewed your response to prior comment one regarding the timing of the IPO in relation to the exchange offer. It appears that the closing of the IPO would constitute a material change to your business and financial condition. Please confirm that at least five business days will remain in the exchange offer after the closing of the IPO and advise us how you intend to notify noteholders of the material change.

In response to the Staff’s comment, the Company confirms that at least five business days will remain in the exchange offer after the closing of the IPO. The Company advises the Staff that that it intends to notify noteholders of the material change by adding additional disclosure to the prospectus relating to the exchange offer.
Recent Developments, page 3
2.	We note that you have included disclosure regarding the September 5, 2007 private placement, previously disclosed, under the new heading of “Recent Developments.” Please advise us why you have not also included disclosure relating to the conclusion of Telereunion’s Tax Audit for the Year 2004 in September 2007 in this section.

In response to the Staff’s comment, the Company has added the disclosure relating to the conclusion of Telereunion’s Tax Audit for the Year 2004 in September 2007 to page 3 under the heading “Recent Developments.”
Other Provisions
Foreign Investment Regulations, page 103
3.	We note your response to comment seven of our comment letter dated September 21, 2007. While you have responded that you have received approval from the Mexican Foreign Investment Bureau on September 28, 2007, and made corresponding disclosure in the document, we are still uncertain as to the timing of the execution of your bylaws and CPO trust agreement and deed, which you have filed in draft form as exhibits 3.1, 4.5, and 4.6 to the registration statement, as amended. Is there the possibility that these documents will not be executed prior to any request for effectiveness? Now that you have received approval from the Mexican Foreign Investment Bureau, is there any possibility that the documents will differ in any way at the time of execution? Were this to be the case, how would investors be expected to make an informed investment decision in the absence of these documents being provided in their executed form? Likewise, how would counsel provide a legal opinion at Exhibit 5.1, where counsel states that it has

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 17, 2007

examined, among other things, the Bylaws of the company and the CPO Trust agreement? Please advise.

In response to the Staff’s comment, the Company has filed with Amendment No. 3 final versions of the bylaws, CPO trust agreement and CPO deed as exhibits 3.1, 4.5 and 4.6. We supplementally advise the Staff that these exhibits are substantially the same as the corresponding exhibits previously filed. Please note that the CPO deed is in final form subject to the inclusion of certain pricing information. The CPO deed will be executed immediately after pricing. The Company will file a final form of the CPO deed on Form 6-K shortly thereafter.
Taxation, page 132
4.	We note your response to comment 11 of our comment letter dated September 21, 2007. It appears that you intend to obtain and file a tax opinion regarding the material tax consequences of owning and disposing of the shares being offered. Because it appears that you intend the tax discussion section to set forth counsel’s opinions and the tax opinion filed as an exhibit to be a short-form tax opinion, please take into consideration the following guidelines:
•	You must present counsel’s full opinion in this tax discussion section of the prospectus. You must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel’s opinion. Delete all references to the discussion being a summary and avoid using the terms “generally” or “in general”;

•	Clearly identify upon what counsel is opining;

•	You must file counsel’s short-form opinion as an exhibit to the registration statement. In the short-form opinion filed as an exhibit, counsel must make clear that the conclusions as to the material United States federal income taxation contained in the tax discussion section constitute counsel’s opinion. Counsel also must consent to being named in the tax discussion section and the legal matters section.
     Please revise your disclosure as appropriate.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 132 and 144.
* * * * *

KIRKLAND & ELLIS LLP
Securities and Exchange Commission
October 17, 2007

     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter. We anticipate requesting effectiveness as of 1:00 p.m. on October 18, 2007.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,
/s/ Paul D. Zier

Paul D. Zier

cc:	Paul Fischer René Sagastuy José Antonio Solbes Gonzalo Alarcón I. Gerald Nowak Manuel Garciadiaz